UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC File Number 001-33365

NOTIFICATION OF LATE FILING	CUSIP Number 90328S

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	Form N-SAR
	☐	Form N-CSR
	For Period Ended:			March 31, 2019
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

USA TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

100 Deerfield Lane, Suite 300
Address of Principal Executive Office (Street and Number)

Malvern, PA 19355
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

USA Technologies, Inc. (the “Company”), is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019 (the “Form 10-Q”), and will not be in a position to file the Form 10-Q within the five calendar-day extension period provided by Rule 12b-25(b).

On January 14, 2019, the Company announced that the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) had substantially completed its internal investigation which focused principally on certain customer transactions entered into by the Company during fiscal years 2017 and 2018. The Audit Committee and its advisors proposed certain adjustments to previously reported revenues related to the fiscal quarters occurring during the 2017 and 2018 fiscal years of the Company. As previously reported, on a net basis, the proposed aggregate reduction to previously reported revenues during the fiscal quarters in question is not expected to exceed $5.5 million. In most cases, revenues that had been recognized prematurely were, or are expected to be, recognized in subsequent quarters, including quarters subsequent to the quarters impacted by the investigative findings. The investigation further found that certain items that had been recorded as expenses, such as the payment of marketing or servicing fees, were more appropriately treated as contra-revenue items in earlier fiscal quarters.

Further, as previously reported, on February 1, 2019, the Company’s former auditor notified the Audit Committee of its resignation. Subsequently, and as previously reported, on March 8, 2019, the Audit Committee approved the engagement of BDO USA LLP (“BDO”) as the Company’s new independent registered public accounting firm.

As previously reported, on February 4, 2019, the Board of Directors of the Company (the “Board”), upon the recommendation of the Audit Committee and following discussions with management, determined that the following financial statements previously issued by the Company should no longer be relied upon: (1) the audited consolidated financial statements for the fiscal year ended June 30, 2017; and (2) the quarterly and year-to-date unaudited consolidated financial statements for September 30, 2017, December 31, 2017, and March 31, 2018. The Board also determined that management’s report on the effectiveness of internal control over financial reporting as of June 30, 2017 should no longer be relied upon.

On January 28, 2019, the Company announced that it had appointed Glen E. Goold as interim Chief Financial Officer,  replacing the Company’s former Chief Financial Officer who resigned on January 7, 2019.

As previously reported, the Company has not been in a position to file the Annual Report on Form 10-K for the fiscal year ended June 30, 2018,  the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018, or the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018 (collectively, together with the Form 10-Q, the “Unfiled Reports”).

As previously reported, on April 17, 2019, the Nasdaq Hearings Panel (the “Panel”) notified the Company that it had granted the Company’s request for continued listing of the Company’s stock on The Nasdaq Stock Market LLC (“Nasdaq”), and granted the Company until September 9, 2019 to file the Unfiled Reports.

The Company is in the process of completing the financial statements required to be included in the Unfiled Reports and the restated financial statements for the affected fiscal periods, and will not be in a position to file these financial statements until, among other things, BDO issues an audit report on the Company’s consolidated financial statements for the fiscal years ended June 30, 2017 and June 30, 2018, and completes its interim reviews for the fiscal quarters ended September 30, 2017, December 31, 2017, March 31, 2018, September 30, 2018, December 31, 2018, and March 31, 2019. The Company is working diligently to complete and file the aforesaid financial statements as soon as practicable, and anticipates doing so no later than September 9, 2019.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Stephen P. Herbert, Chief Executive Officer	610	989-0340
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes  ☐     No   ☒

If answer is no, identify report(s).

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2018,
•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018, and
•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018.

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒     No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth above, the Company is unable to provide a reasonable estimate of its results of operations for the fiscal quarter ended March 31, 2019 and is not able to provide a quantitative description of changes in its results of operations between current and prior periods.

As of March 31, 2019, the Company had cash and cash equivalents of approximately $33.3 million.

As previously reported, during the fiscal quarter ended March 31, 2019, the Company prepaid the existing term loan under its credit agreement with its secured lender in the principal amount of $20 million.

During the nine months ended March 31, 2019, the Company incurred approximately $13.4 million of selling, general and administrative expenses attributable to the professional fees and related expenses associated with the Audit Committee’s internal investigation, of which approximately $1.5 million of such expenses were incurred during the fiscal quarter ended March 31, 2019.

Forward-looking Statements:

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: All statements other than statements of historical fact included in this Form 12b-25 are forward-looking statements. When used in this Form 12b-25, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” and similar expressions, as they relate to the Company or its management, identify forward looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, the ability to complete the financial statements required to be included in the Unfiled Reports, restatement of the affected financial statements and address any material weaknesses; the timing of completion of  interim reviews and audits by the new independent registered public accounting firm; whether the Panel would reconsider the terms of the delisting extension based upon any relevant event, condition or circumstance that exists or may develop; risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address the restatement of the affected financial statements and internal control matters; the costs and expenses relating to the Audit Committee’s internal investigation; the impact of the internal investigation on the Company, its management and operations; the risk of litigation or regulatory action arising from the internal investigation and its findings, from the failure to timely file the Unfiled Reports, or from the restatement of the affected financial statements; any subsequent discovery of additional adjustments to the Company’s previously issued financial statements; the ability of the Company to regain and maintain compliance with Nasdaq’s continued listing requirements; the timing of the review by, and the conclusions of, the Company’s new independent auditor regarding the investigation and its impact on the financial statements; possible default by the Company under its credit facility; the ability of the Company to remediate any material weaknesses in internal control over financial reporting; potential reputational damage that the Company may suffer as a result of the matters under investigation, the failure to file the Unfiled Reports, or the restatement of the affected financial statements; the impact of the internal investigation, and the restatement of the affected financial statements on the value of the Company’s common and preferred stock; the ability of the Company to successfully defend itself, and the possibility of unfavorable outcomes, in the class action and shareholder demands for derivative action or in possible future legal proceedings; the impact of the pending class action and shareholder demands for derivative action on the Company’s business, reputation, results of operations and financial condition; and the risk that the filing of the Unfiled Reports or the restatement of the affected financial statements will take longer than anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by us speaks only as of the date of this Form 12b-25. Unless required by law, the Company does not undertake to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

USA Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	May 13, 2019	By:	/s/ Stephen P. Herbert
Stephen P. Herbert, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).